January 14, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Linda Cvrkel

Re:	Lions Gate Entertainment Corp.
Form 10-K/A for the fiscal year ended March 31, 2012
Filed June 22, 2012
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us” or “our”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2012 (the “2012 10-K/A”) contained in your letter dated January 3, 2013. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

Form 10-K/A for the Year Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5
Liquidity and Capital Resources, page 35

Comment 1:    We note your disclosure on page F-44 that U.S. income taxes were not provided on undistributed earnings from Australian and UK subsidiaries as those earnings are considered to be permanently reinvested in accordance with accounting guidance. In this regard, please revise your liquidity section of MD&A to disclose a statement that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds. Also, please revise Note 17 to disclose the cumulative amount of earnings of foreign subsidiaries in which U.S. income taxes have not been provided because they are considered to be permanently reinvested pursuant to ASC 740-30-50.

Lions Gate Entertainment Corp. File No. 001-14880

Response:

Through March 31, 2012, our undistributed foreign earnings have not been significant. We will add a statement in our liquidity section of MD&A in future filings to disclose that deferred taxes are not provided on undistributed earnings of our foreign subsidiaries because the Company does not intend to repatriate the funds and should the Company repatriate the funds in the future, it would have to accrue and pay taxes on those earnings. Such incremental tax accrual is not expected to be material. In addition, we will add to Note 17 (or its equivalent) in our Fiscal 2013 Annual Report on Form 10-K the cumulative amount of earnings of foreign subsidiaries for which U.S. income taxes have not been provided because they are considered to be permanently reinvested and other related disclosures pursuant to ASC 740-30-50.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

Comment 2:    We note noncash investing and financing activities in recent years such as conversion of debt, issuance of stock for acquisitions, and issuance of shares for services. In this regard, please revise your statements of cash flows in future filings to present the schedule of noncash investing and financing activities required by ASC 230-10-50-3.

Response:

We will revise future filings to include a schedule of noncash investing and financing activities required by ASC 230-10-50-3.

Notes to Consolidated Financial Statements, page F-7
9. Corporate Debt, page F-22

Comment 3:    We note that your credit facility, term loan, and notes are subject to compliance with covenants as outlined in each agreement. Please revise the notes to your financial statements and liquidity discussion in future filings to disclose whether you were in compliance with the covenants of each debt instrument as of your fiscal year end.

Response:

We will revise the notes to our financial statements and liquidity discussion in our MD&A in future filings to disclose our compliance with the covenants of each debt instrument as of our fiscal year end.

Lions Gate Entertainment Corp. File No. 001-14880

15. Acquisitions and Divestitures, page F-37
Summit, page F-37

Comment 4:    We note your presentation of the supplemental pro forma information required by ASC 805-10-50-2 as it relates to the acquisition of Summit. Please revise your footnote to also disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings in accordance with ASC 805-10-50-2h.

Response:

We will revise our footnote for supplemental pro forma information in future filings to disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings in accordance with ASC 805-10-50-2h.

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,

/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer
Wayne Levin, Esq.
Adrian Kuzycz, Esq.
David J. Johnson, Jr., Esq.